

May 6, 2014

<u>Via Email</u>
Maulik Parikh
President and Chief Executive Officer
SMSA Gainesville Acquisition Corp.
610 Coit Road, Suite 170
Dallas, Texas 75075

   Re: **SMSA Gainesville Acquisition Corp.**
       Preliminary Information Statement on Schedule 14C
       Filed February 18, 2014
       File No. 000-53803

Dear Mr. Parikh:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Lilyanna L. Peyser for

          Mara Ransom
          Assistant Director

cc: Chauncey Lane, Esq.